PROSPECTUS SUPPLEMENT NO. 1 DATED NOVEMBER 18, 2008
TO PROSPECTUS DATED OCTOBER 3, 2008
Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-150625
CANARGO ENERGY CORPORATION
Subscription Rights to Purchase 242,107, 390 Shares
of Common Stock at $0.10 per Full Share
     This Prospectus Supplement No. 1 (the “Prospectus Supplement”) supplements and amends our prospectus dated October 3, 2008 (the “Prospectus”), relating to our rights offering which commenced on October 6, 2008 (“Rights Offering”) pursuant to which we have distributed to our stockholders transferable subscription rights (“Rights”) to purchase one share of common stock for each share held of record on October 2, 2008, at a cash subscription price of $.10 per share. Capitalized terms not expressly defined herein have the meanings ascribed thereto in the Prospectus.
     As previously announced by the Company on October 13, 14, 20 and November 10, 2008, the eight Standby Underwriters listed in the table in the “Standby Underwriting and Plan of Distribution” section of the Prospectus (collectively, the “Standby Underwriters”), who previously severally and unconditionally agreed to underwrite the unsubscribed for shares (the “Unsubscribed Shares”) in their respective pro rata portions of their respective underwriting commitments at the subscription price for up to 242,000,000 of such shares in aggregate, have indicated to the Company that they are unable or unwilling, or may be unable or unwilling, to fulfill their underwriting obligations. See “The Amended Rights Offering — Standby Underwriting Commitments” on page 5 and “Standby Underwriting and Plan of Distribution — Standby Underwriting” beginning on page 23. As a result, the Company also announced that it had:
•	First extended the scheduled expiration dates and times of the Rights Offering described in the Prospectus, from 4:00 p.m., U.S. Eastern time on October 24, 2008, the scheduled U.S. Expiration Time, until 4:00 p.m., U.S. Eastern time on October 31, 2008, and from 5:30 p.m., CET, on October 14, 2008, the scheduled Norwegian Expiration Time, until 5:30 p.m., CET, on October 21, 2008 and, subsequently, after securing the consent of the Standby Underwriters, further extended the expiration dates and times of the Rights Offering from 4:00 p.m., U.S. Eastern time on October 31, 2008, the rescheduled U.S. Expiration Time, until 4:00 p.m., U.S. Eastern time on November 21, 2008, and from 5:30 p.m., CET, on October 21, 2008, the rescheduled Norwegian Expiration Time, until 5:30 p.m., CET, on November 11, 2008;

•	First extended trading in Rights on the AMEX until 4:00 p.m. U.S. Eastern time, on October 30, 2008, the last business day prior to the scheduled U.S. expiration date of this Rights Offering, as amended, and on the OSE until 5:30 p.m. (CET) on October 21, 2008, the scheduled Norwegian expiration date, as amended, and subsequently extended trading in Rights on the AMEX until 4:00 p.m. U.S. Eastern time, on November 20, 2008, the last business day prior to the scheduled U.S. expiration date of this Rights Offering, as subsequently amended, and on the OSE until 5:30 p.m. (CET) on November 11, 2008, the rescheduled Norwegian expiration date, as amended;

•	Granted withdrawal rights to U.S. Rights Holders (which can be exercised by written notice to the U.S. Subscription Agent provided it receives notice of such exercise by no later than 5:30 p.m. U.S. Eastern time on November 20, 2008);

•	Granted withdrawal rights to Norwegian Rights Holders, such withdrawal rights being capable of exercise within two days of the publication on November 10, 2008 of a supplement to the Norwegian Offering Circular dated October 3, 2008; and

•	Allowed the Norwegian portion of the Rights Offering to expire on November 11, 2008 in accordance with its terms.
     Norwegian Rights Holders subscribed for an aggregate of 4,691,022  million shares of common stock for an aggregate of approximately $469,102 in gross subscription proceeds received by the Norwegian Subscription Agent upon settlement of the subscriptions on November 14, 2008.
     Our shares of common stock are traded on the American Stock Exchange, or AMEX, and on the Oslo Stock Exchange, or OSE, under the symbol “ CNR”. The closing price of our shares of common stock on November 13, 2008 was $0.09 per share and NOK 0.62, on the AMEX and OSE, respectively. The Rights are transferable and are listed for trading on the AMEX under the symbol “CNR. RT” until 4:00 p.m. U.S. Eastern time on November 20, 2008.
     Based on the results of the Norwegian portion of the Rights Offering and the possible defaults of one or more of the Standby Underwriters the Company may receive significantly reduced proceeds from the Rights Offering than originally anticipated. This would require a significant reduction in and reallocation of the use of proceeds. See “Use of Proceeds” commencing on page 12. The pro-forma capitalization of the Company and the effects of the anticipated dilution resulting from the Rights Offering would also change significantly and are reflected in the sections entitled “Dilution”, “Use of Proceeds” and “Capitalization” commencing at pages 13, 12 and 15.
     If you have any questions or need further information about this rights offering, please call Computershare our U.S. Subscription Agent for the Rights Offering, at (800) 962-4284 ( toll-free).
     An investment in our common stock involves risks. See “Risk Factors” beginning on page 10 of this Prospectus Supplement and page 12 of the Prospectus.
     Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$0.10	$24,210,739
Underwriters’ Commissions(1)	$0.007	$1,694,000	(2)
Proceeds to CanArgo Energy(3)	$0.093	$22,516,739

(1)	Assuming that all the Standby Underwriters meet their underwriting obligations the commissions will be paid to the Standby Underwriters whether or not the Rights Offering is completed. Each Standby Underwriter who satisfies its obligations is entitled to receive a commission equal to 7% of the aggregate Subscription Price in respect of all of the unsubscribed shares of the Rights Offering that are being underwritten by such Standby Underwriter, and the Standby Underwriter has a conditional right to elect to receive its commission in shares of common stock in lieu of cash; provided, however, that if the Standby Underwriter is an existing shareholder, it will only receive a commission for its part of the underwritten amount that exceeds the pro rata amount of shares that it would receive pursuant to an exercise of its Rights. See “Risk Factors” and “Standby Underwriting and Plan of Distribution” herein and in the Prospectus.

(2)	Calculated on the basis of a maximum of 242,000,000 possible underwritten Shares, instead of 242,107,390 shares issuable upon exercise in full of the Rights Offering by existing shareholders, and without giving effect to any possible defaults by any Standby Underwriters and any reduction to the commission otherwise payable to each Standby Underwriter who meets its underwriting obligations and is an existing shareholder on account of its pro rata amount of shares that it would receive pursuant to the exercise of its Rights. Assumes that all underwriting commissions are paid in cash, that no Standby Underwriter defaults in its obligation and if the Standby Underwriter meets its underwriting obligation it does not elect to exercise its election to receive its commissions in shares of common stock in lieu of cash. See “Risk Factors” and “Standby Underwriting and Plan of Distribution” herein and in the Prospectus.

(3)	After underwriters’ commissions but before other expenses of the Rights Offering assuming that all Standby Underwriters meet their respective underwriting obligations. See “Use of Proceeds” and Standby Underwriting and Plan of Distribution” herein.
RS Platou Markets AS
This Prospectus Supplement is dated November 18, 2008

PROSPECTUS SUPPLEMENT

Summary of Amended Rights Offering	1
Going Concern	8
Recent Developments	8
Risk Factors	10
Cautionary Statement Regarding Forward-Looking Statements	12
Use of Proceeds	12
Recent Price Range of Common Stock and Dividend Policy	12
Dilution	13
Capitalization	15
The Amended Rights Offering	16
Standby Underwriting and Plan of Distribution	23
Documents Incorporated by Reference	24

PROSPECTUS

Important Information	i
Prospectus Summary	1
Risk Factors	12
Cautionary Statement Regarding Forward-Looking Statements	24
Use of Proceeds	25
Price Range of Common Stock and Dividend Policy	26
Dilution	26
Capitalization	29
The Rights Offering	30
Certain Income Tax Considerations	43
Standby Underwriting and Plan of Distribution	44
Limitation of Liability and Indemnification	49
Section 203 of the Delaware General Corporation Law	49
Legal Matters	50
Experts	50
Where You Can Find More Information	50
Documents Incorporated by Reference	50

SUMMARY OF AMENDED RIGHTS OFFERING
     The following summary highlights selected information contained in the Prospectus as amended and supplemented by the Prospectus Supplement. This summary does not contain all the information you should consider before investing in the securities and is qualified in its entirety by the more detailed information appearing elsewhere in the Prospectus Supplement and accompanying Prospectus. Before making an investment decision, you should read the entire Prospectus Supplement and accompanying Prospectus and the information incorporated by reference herein and therein carefully, including the “Risk Factors” sections.
     Unless the context requires otherwise, references to the “Company”, “CanArgo”, “we”, “us” and “our” are to CanArgo Energy Corporation and its subsidiaries. A glossary of certain oil and gas terms and definitions used in the Prospectus Supplement and accompanying Prospectus is set forth on page 8 of the Prospectus. References to persons comprise references both to individuals and to legal entities.
The Company
     The Company is an independent oil and gas exploration and production company engaged in oil and gas exploration, development and production in Georgia. The Company’s executive offices are located at PO Box 291, St Peter Port, Guernsey, GY1 3RR, British Isles and its telephone number is +(44) 1481 729 980.
Risk Factors
     The investment in the common stock or the Rights offered hereby is subject to risk factors that should be carefully reviewed prior to determining whether to purchase the common stock or purchase or exercise the Rights. These factors relate to the Company’s financial condition, risks associated with operations in Georgia and other countries in the former Soviet Union, risks inherent in oil and gas operations, and volatility in our stock price. See “Risk Factors” beginning on page 10 below and on page 12 in the Prospectus.
The Offering

Rights Offering	Each record holder of common stock (“Record Date Holder”) as of 5:00 p.m., U.S. Eastern time, on October 2, 2008 (the “Record Date”) has been distributed at no charge one transferable subscription right (“Right”) for each share of common stock held of record on the Record Date. Each Right entitles the holder thereof (“Rights Holder”) to purchase from the Company one share of common stock (an “Underlying Share”) for a price of $0.10 per share (the “Subscription Price”). An aggregate maximum of up to 259,047,390 shares of common stock may be issued in the Offering upon a full exercise of the Rights, including pursuant to the exercise by the Standby Underwriters of their conditional rights to acquire up to 16,940,000 shares in lieu of payment of their underwriting commissions in cash assuming that they do not default in their underwriting obligations. The Rights are evidenced by transferable certificates (the “Subscription Rights Certificates”) except for those stockholders who hold their shares of common stock in the book entry system maintained by the Depository Trust Company (“DTC”), whose Rights are evidenced by an electronic book entry certificate registered with DTC. The Norwegian portion of the Rights Offering expired on November 11, 2008 in accordance with its terms and Rights to purchase an aggregate of 4,691,022 shares of common stock were exercised for an aggregate of approximately $469,102 in subscription proceeds received on November 14, 2008, the payment date.

Conditions to Rights Offering	There are no conditions to the completion of the Rights Offering other than compliance with all requisite regulatory requirements.

Basic Subscription Privilege	Rights Holders are entitled to purchase, at the Subscription Price, one Underlying Share for each whole Right held (the “Basic Subscription Privilege”). No fractional shares will be issued. See “The Rights Offering — Subscription Privileges — Basic Subscription Privilege” in the Prospectus.

Subscription Price	$0.10 per Underlying Share, payable in cash. See “The Amended Rights Offering — Exercise of Rights by Rights Holders” herein and “Standby Underwriting and Plan of Distribution — Determination of Subscription Price” in the Prospectus.

Shares Outstanding Before this Rights Offering	242,107,390 shares of our common stock were outstanding as of October 2, 2008, which is the Record Date for this Rights Offering.

Shares of Common Stock Outstanding after Rights Offering	As noted above, as of the Record Date there were 242,107,390 shares of common stock outstanding. A maximum aggregate of 242,107,390 shares of common stock may be issued pursuant to the Basic Subscription Privilege. Accordingly, after the Rights Offering, approximately 501,154,780 shares of common stock will be outstanding, assuming that the Rights Offering is fully subscribed and the Standby Underwriters meet their underwriting obligations and exercise in full their conditional right to receive their commission in shares in lieu of cash. If only the shares that are the subject of the Rights Offering are issued (i.e., if the Standby Underwriters do not elect to receive their commission in shares in lieu of cash) approximately 484,214,780 shares of common stock will be outstanding after the Rights Offering assuming that the Rights Offering is fully subscribed for. Based upon the results of the Norwegian portion of the Rights Offering and assuming that the balance of the Rights Offering is only subscribed on a similar percentage basis and assuming that all the Standby Underwriters default completely in their respective underwriting obligations (notwithstanding that the underwriting commitments are firm and unconditional and that the Company intends to call on the Standby Underwriters to comply with their underwriting obligations) a maximum of 249,876,077 shares of common stock may be outstanding upon conclusion of the Rights Offering. See “Capitalization”, “Dilution” and “Risk Factors” herein.

Transferability of Rights	The Rights, including the Basic Subscription Privilege, may be transferred or assigned prior to the U.S. Expiration Time in the United States. On and after such relevant Expiration Time, unexercised Rights will expire and will have no value. The Rights began trading on the AMEX under the symbol “CNR.RT” on or about October 6, 2008 on the AMEX, and may trade on the AMEX until 4:00 p.m., U.S. Eastern time, on November 20, 2008, the last business day prior to the rescheduled U.S. expiration date of the Rights Offering. The Rights ceased trading on the OSE on November 11, 2008.

•   If your shares are held of record by a broker, custodian bank or other nominee on your behalf, or in the book entry system maintained by DTC, you may sell your Rights by contacting your broker, custodian bank or other nominee through which you hold your common stock. To sell your Rights, if you are a U.S. stockholder you should complete and return to your broker, custodian bank or other nominee the form entitled “Beneficial Owner Election Form” such that it will be received well in advance of 4:00 p.m., U.S. Eastern time, on November 20, 2008 (which is the latest possible date and time that the Rights will be traded on the AMEX), the last business day prior to the rescheduled November 21, 2008 U.S. expiration date of this Rights Offering. Foreign registered stockholders should see “Foreign and Other Stockholders” below and “The Amended Rights Offering — Foreign and Other Stockholders” herein.

•   If you are a record holder of a Subscription Rights Certificate, you may sell your Rights through Computershare (the “U.S. Subscription Agent”), in which case, you must deliver your properly completed and executed Subscription Rights Certificate, with appropriate instructions, to the U.S. Subscription Agent. The U.S. Subscription Agent will only facilitate subdivisions, transfers or direct sales (other than on the AMEX) of Rights until 5:00 p.m. U.S. Eastern time, on November 18, 2008, three business days prior to the scheduled November 21, 2008 U.S. expiration date of this Rights Offering. You may also choose to sell your Rights through a broker, custodian bank or other nominee. Foreign registered stockholders should see “Foreign and Other Stockholders” below and “The Amended Rights Offering — Foreign and Other Stockholders” herein.

The deadline to sell your Rights is subject to extension if we extend the expiration date of this Rights Offering with the consent of the Standby Underwriters if the Rights Offering is extended beyond seven weeks in length. See “The Amended Rights Offering — Methods for Transferring and Selling Subscription Rights” herein.

Record Date	5:00 p.m., U.S. Eastern time on October 2, 2008

Expiration Time	4:00 p.m., U.S. Eastern time, November 21, 2008, or such later time to which the Offering may have been extended (the “U.S. Expiration Time”). The Norwegian portion of the Rights Offering expired on November 11, 2008 in accordance with its terms. See “The Amended Rights Offering — Expiration and Extension of the Rights Offering” herein. Rights not exercised prior to the U.S. Expiration Time will expire and become worthless.

Procedure for Exercising Rights	Subject to certain limited conditions as described in “Risk Factors,” you may exercise your Rights pursuant to the following steps:

•   If you are a record holder of a Subscription Rights Certificate, you may exercise your Rights by properly completing and signing your Subscription Rights Certificate. For the exercise of a Right to be effective, your Subscription Rights Certificate, together with full payment of the Subscription Price, must be received by the U.S. Subscription Agent on or prior to the U.S. Expiration Time of this Rights Offering, and payment must clear prior to the expiration of this Rights Offering, provided that if you cannot deliver your Subscription Rights Certificate to the U.S. Subscription Agent on time and you are a U.S. record holder, you may follow the guaranteed delivery procedures described under “The Rights Offering — Guaranteed Delivery Procedures” in the Prospectus. If you use the mail, we recommend that you use insured, registered mail, return receipt requested. See “The Amended Rights Offering — Exercise of Rights by Rights Holders” herein.

•   If you hold shares of our common stock through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of this Rights Offering. If you wish to sell or exercise your Rights, you will need to have your broker, custodian bank or other nominee act for you. If you are a U.S. stockholder to exercise your Rights, you should complete and return to your broker, custodian bank or other nominee the form entitled “Beneficial Owner Election Form” such that it will be received by 5:00 p.m., U.S. Eastern time, on November 20, 2008, the last business day prior to the U.S. Expiration Time of this Rights Offering. You should receive this form or similar form from your broker, custodian bank or other nominee with the other Rights Offering materials. You should contact your broker, custodian bank or other nominee if you do not receive this form. See “The Amended Rights Offering — Beneficial Owners” herein.

• If you are a foreign registered stockholder, see “Foreign and Other Stockholders” below and “The Amended Rights Offering — Foreign and Other Stockholders” herein.

Withdrawal Rights	U.S. Rights Holders may withdraw their subscriptions by written notice to the U.S. Subscription Agent provided it receives notice of such exercise by no later than 5:30 p.m. U.S. Eastern time on November 20, 2008. Rights not exercised prior to the expiration of this Rights Offering will expire and will be void and no longer exercisable. Please see “The Amended Rights Offering — Withdrawal Rights” herein.

Persons Holding Common Stock, or Wishing to Exercise Rights Through Others	Persons holding shares of common stock beneficially, and receiving the Rights issuable with respect thereto, through a broker, dealer, commercial bank, trust company or other nominee, as well as persons holding certificates for common stock directly who would prefer to have such institutions effect transactions relating to the Rights on their behalf, should contact the appropriate institution or nominee and request it to effect such transactions for them. See “The Amended Rights Offering — Exercise of Rights by Rights Holders” and “The Amended Rights Offering — Beneficial Owners” herein.

Issuance of Common Stock	Certificates representing shares of common stock purchased pursuant to the Basic Subscription Privilege will be delivered to subscribers as soon as practicable after the closing of the Rights Offering, corresponding Rights have been validly exercised and payment therefor has been received by the Company with the exception of those stockholders whose shares are included in the book entry system maintained by DTC. Such stockholders will not receive stock certificates and instead will have their shareholdings appropriately registered in such book entry systems.

Extension of the Rights Offering	We have the option to extend this Rights Offering and the period for exercising your Rights for any reason, subject to the prior receipt of the consent of the Standby Underwriters if we extend the Rights Offering beyond seven weeks in length, including if we determine that changes in the market price of our common stock warrant an extension or if we decide to give stockholders more time to exercise their Rights in this Rights Offering, although we do not presently intend to do so. See “The Amended Rights Offering — Expiration and Extension of the Rights Offering” herein.

Commissions or Fees	We will not charge a brokerage commission or a fee to Rights Holders for exercising their Rights. However, if you exercise your Rights through a broker, custodian bank or other nominee, you will be responsible for any fees charged by your broker, custodian bank or other nominee.

If you sell your Rights, you will be responsible for any commissions, taxes or broker fees arising from any such sale. If the U.S. Subscription Agent sells Rights for you, it will aggregate and sell concurrently all Rights being sold on a particular day and will send you a check for the net proceeds from the sale of any of your Rights, less a commission and any applicable taxes or broker fees, as soon as practicable following the sale. Any sales through the U.S. Subscription Agent will be deemed to be effected at the weighted average net sale price of all Rights sold by the U.S. Subscription Agent on the relevant date of sale.

If you sell your Rights through your broker, custodian bank or other nominee either because you are a beneficial holder or because you are a record holder that chooses to sell your Rights through a broker, custodian bank or other nominee, you may receive a different amount of proceeds than if you are a record holder and you choose to sell the same amount of Rights through the U.S. Subscription Agent. If you sell your Rights through your broker, custodian bank or other nominee instead of the U.S. Subscription Agent, your sales proceeds will be the actual sales price of your Rights less any applicable broker’s commission, taxes or other fees, rather than the weighted average net sale price of all Rights sold by the U.S. Subscription Agent on the relevant date as described above.

Standby Underwriting Commitments	The Standby Underwriters named in the table set forth in the “Standby Underwriting and Plan of Distribution” section in the Prospectus have previously each severally and not jointly agreed to underwrite up to a maximum of 242,000,000 of the unsubscribed for Underlying Shares (the “Unsubscribed Shares”) at the Subscription Price per share pro rata to their respective underwriting commitments as indicated in the table. However, as previously announced by the Company, the Company has been advised by the Standby Underwriters that they are, or may be, unable or unwilling to fulfill their underwriting obligations. For further details of the notifications received from the Standby Underwriters see “Recent Developments” below. As also previously announced, the Company has determined to proceed with the Rights Offering as planned and, to the extent that stockholders do not take up their Rights, to call upon the Standby Underwriters to comply with their underwriting obligations. In the event that any Standby Underwriter fails to comply with its underwriting obligations when called upon to do so, the Company will at that time consider its options and remedies. Regardless, the shares already subscribed for by Rights Holders will be issued according to the previously announced schedule.

As of the date hereof, there are no new developments with regard to the willingness or capability of the Standby Underwriters to fulfill their underwriting obligations. See “Recent Developments”, “Risk Factors”, “The Amended Rights Offering — Standby Underwriting Commitments” and “Standby Underwriting and Plan of Distribution” herein.

AMEX and OSE Symbols for Common Stock and Rights	CNR is the symbol for the common stock on both the AMEX and OSE; the AMEX symbol for the Rights is CNR.RT.

Use of Proceeds	The gross proceeds from the Rights Offering, before the payment of expenses of the Rights Offering, including any compensation due to the Standby Underwriters, are estimated to be a maximum of $24.2 million and a minimum of $0.8 million based upon the results of the Norwegian portion of the Rights Offering and assuming that the balance of the Rights Offering is only subscribed on a similar percentage basis and that, despite there being firm and unconditional underwriting agreements in place, all of the Standby Underwriters default completely on their underwriting obligations, but before the Company considers its options and remedies with respect to the defaulting underwriters. The Prospectus sets forth the use of proceeds assuming a successful completion of a fully underwritten Rights Offering. However, based on the assumption outlined above used to arrive at the minimum case scenario, there would be no net proceeds available following payment of the expenses of the Rights Offering. See “Use of Proceeds” below for this minimum case scenario.

Deciding Not to Exercise Subscription Rights	You will retain your current number of shares of our common stock even if you do not exercise your Rights. You are not required to subscribe in this Rights Offering. However, if you do not exercise your Rights, the percentage of our common stock that you own will decrease, and your voting and other rights will be diluted as a result of the issuance of approximately 259,047,390 shares of our common stock pursuant to this Rights Offering (assuming this Rights Offering is fully subscribed and the Standby Underwriters are entitled to and exercise their right to elect to take their commissions in shares of common stock rather than in cash). Based upon the results of the Norwegian portion of the Rights Offering and assuming that the balance of the Rights Offering is only subscribed on a similar percentage basis and that the Standby Underwriters fail to meet their underwriting obligations (notwithstanding that the underwriting commitments are firm and unconditional and that the Company intends to call on the Standby Underwriters to comply with their underwriting obligations) then your voting and other rights will be diluted as a result of the issuance of approximately 7,768,687 shares of our common stock pursuant to this Rights Offering. See “Dilution” herein.

Manager	We and RS Platou Markets AS (formerly known as Glitnir Securities AS) have entered into an engagement agreement, dated June 26, 2008, pursuant to which RS Platou Markets is acting as manager and has acted as the Norwegian Subscription Agent in connection with this Rights Offering. We will pay a fee and all expenses of RS Platou Markets in connection with the Rights Offering for acting as the manager and as Norwegian Subscription Agent. The fee attributable to the Rights Offering is 2.5% of the gross proceeds to be raised in the Rights Offering, or a minimum of $600,000. We will also pay all fees and expenses of Computershare related to its role as U.S. Subscription Agent in connection with this Rights Offering. The address, telephone number and the terms of engagement of the manager have not changed although effective October 24, 2008 the manager was purchased from its Icelandic parent by its employees and RS Platou Markets AS. See “Standby Underwriting and Plan of Distribution — The Manager” herein.

No Recommendations	An investment in our common stock must be made pursuant to each investor’s evaluation of such investor’s best interests. Accordingly, the Company, the manager and the Standby Underwriters make no recommendations to the holders of our common stock regarding whether they should exercise, sell or let lapse their Rights. Stockholders that exercise Rights risk loss of their investment. We cannot assure you that the market price for our common stock will be above the Subscription Price or that anyone purchasing shares at the Subscription Price will be able to sell those shares in the future at the same price or a higher price. Neither the manager nor the Standby Underwriters will engage in any stabilization transactions which may maintain the market price of our common stock above the Subscription Price. You are urged to make your decision based on your own assessment of our business and this Rights Offering. Please see the section entitled “Risk Factors” in the Prospectus and herein for a discussion of some of the risks involved in investing in our common stock and “Recent Price Range of our Common Stock and Dividend Policy” and “The Amended Rights Offering — No Recommendation” herein.

Certain U.S. Federal Income Tax Considerations	For U.S. federal income tax purposes, you should not recognize income or loss upon receipt or exercise of a Right. You should consult your own tax advisor as to the tax consequences to you of the receipt, exercise or lapse of the Rights in light of your particular circumstances. See “Certain Income Tax Considerations” in the Prospectus.

Foreign and Other Stockholders	We will not mail the Subscription Rights Certificates to stockholders with addresses that are outside the United States (other than stockholders with an address in certain Canadian provinces) or that have an army post office or fleet post office address. The U.S. Subscription Agent will hold these Subscription Rights Certificates for their account. If stockholders have an address outside the U.S. (other than in certain Canadian provinces) or an army post office or a fleet post office address, to exercise their Rights they must notify the U.S. Subscription Agent before 5:00 p.m., U.S. Eastern time, on November 18, 2008, three business days prior to the U.S. expiration date of the Rights Offering, and with respect to holders whose addresses are outside the U.S.(other than in certain Canadian provinces) they must provide evidence satisfactory to us, such as a legal opinion from local counsel, that it is lawful for them to receive and exercise their Rights under applicable law. See “The Amended Rights Offering — Foreign and Other Stockholders” herein.

Information Agents	If you have questions or need assistance, please contact the U.S. Subscription Agent. U.S. banks and brokerage firms please call (800) 962-4284.

Shares Outstanding After Completion of this Rights Offering	Assuming no options or other derivative securities of the Company are exercised or converted prior to the expiration of this Rights Offering, the Standby Underwriters elect to take their commissions in shares of common stock rather than in cash and the full 242,107,390 shares are subscribed for by our common stockholders (and not by the Standby Underwriters pursuant to their standby underwriting commitments), we expect approximately 501,154,780 shares of our common stock will be outstanding immediately after completion of this Rights Offering.

Assuming no options or other derivative securities of the Company are exercised or converted prior to the expiration of this Rights Offering and based on the results of the Norwegian portion of the Rights Offering and assuming that the balance of the Rights Offering is only subscribed on a similar percentage basis and assuming that the Standby Underwriters default in their respective underwriting obligations, we expect approximately 249,876,077 shares of our common stock will be outstanding immediately after completion of this Rights Offering.

U.S. Subscription Agent	Computershare, 350 Indiana Street, Suite 800, Golden, CO 80401; Telephone Number: (303) 262-0600; Facsimile Number: (303) 262-0609

GOING CONCERN
     Our ability to continue to pursue our principal activities of oil and gas production, marketing and sales, acquiring interests in and developing oil and gas fields is dependent upon generating funds from internal sources, external sources and, ultimately, maintaining sufficient positive cash flows from operating activities (see “Risk Factors”).
     Our financial statements have been prepared in accordance with U.S. GAAP, which contemplates continuation of the Company as a going concern. In respect of the Company’s 2007 audited financial statements, the audit opinion issued in the auditors’ independent report contained additional explanatory language to the standard audit report in respect of the Company’s ability to continue as a going concern.
     As described in greater detail in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2008 and incorporated by reference herein, we currently have sufficient cash on hand to support our current operations through to at least the end of November. In order to fund our planned capital expenditure program and to continue our operations thereafter, we need to raise substantial funds. Accordingly, we are pursuing raising additional funds through the Rights Offering to stockholders. We are also actively pursuing the farming out of a number of our exploration projects and may seek to enforce our legal rights against any defaulting Standby Underwriters. However, if the Rights Offering is unsuccessful and the Standby Underwriters default in their obligations the Company will be required to significantly curtail its operations or cease them altogether. See “Risk Factors” herein and in the Prospectus.
     Depending on the results of the underwritten Rights Offering we will use a portion of the proceeds from the Rights Offering for a short term production enhancement program at the Ninotsminda Field in order to generate additional near term cash flows. We believe that if we improve near term cash flow as a result of our production enhancement efforts and if we are eventually able to successfully complete testing the Manavi 12 well such that a significant quantity of oil flows are produced, we will be able to raise additional debt and/or equity funds in order to continue operations, continue our development plans for the Ninotsminda Field, properly develop the Manavi Field, continue appraising the Norio discoveries, and further develop our business in the region.
RECENT DEVELOPMENTS
     On October 13, 2008, we announced that the Company was advised by certain of the Standby Underwriters that, in light of current market conditions, those Underwriters were unable or unwilling, or may be unable or unwilling, to fulfill their underwriting obligations. The Company also stated that it was considering its position with respect to the Rights Offering but, due to the situation, it was possible that the Rights Offering would proceed with a reduced or no underwriting in place, subject to compliance with regulatory requirements, in both Norway and the US or just in Norway. In the interim, and particularly in view of the scheduled Norwegian expiration date at 5:30 p.m., CET , on October 14, 2008, the Company extended the scheduled expiration dates and times of the Rights Offering from 4:00 p.m .., U.S. Eastern time on October 24, 2008, the scheduled U.S. expiration date , until 4:00 p.m., U.S. Eastern time on October 31, 2008, and from 5:30 p.m., CET, on October 14, 2008, the scheduled Norwegian expiration date, until 5:30 p.m., CET , on October 21, 2008.
     On October 15, 2008 the Company released details of notices that it received from the Standby Underwriters in respect of their underwriting obligations as follows:

	Reason for
	withdrawal or
	potential
	withdrawal from		Amount
Underwriter	obligation	# of shares	(USD),

Caldwell Associates Limited	Reserve right not to be committed having become aware that other underwriters may not be able or willing to fulfill their commitments	100,000,000	10,000,000

Provincial Securities Limited	Unable to fulfill	50,000,000	5,000,000

Heritage Cie S.A.	Reserve right to withdraw having become aware that other underwriters may not be able or willing to fulfill their commitments	42,000,000	4,200,000

Salahi Öztürk	Has proposed suspension of underwriting obligation on basis of alleged force majeure	20,000,000	2,000,000

Osman Necdel Turkay	Has proposed suspension of underwriting obligation on basis of alleged force majeure	15,000,000	1,500,000

Hasan Gürhan Berker	Has proposed suspension of underwriting obligation on basis of alleged force majeure	5,000,000	500,000

Fevzi Bozer	Has proposed suspension of underwriting obligation on basis of alleged force majeure	5,000,000	500,000

Hasip Buldanlioglu	Has proposed suspension of Underwriting obligation on basis of alleged force Majeure	5,000,000	500,000

Total		242,000,000	24,200,000

     The Company also stated that after the new expiration dates, unexercised Rights would expire and have no value. In the event that the Rights Offering generates less proceeds than expected, the Company would focus on production enhancement work at the Ninotsminda Field and the continuation of well testing operations at Manavi at the expense of early repayment of debt and its other planned use of proceeds. However, as previously indicated in the Prospectus, further unforeseen or changing circumstances may alter the amount, use and allocation of such proceeds.
     The extension of the expiration dates of the Rights Offering was intended to provide additional time to enable the Company (1) to continue discussions with the Standby Underwriters and (2) to advance discussions which it commenced with other parties who had expressed an interest in providing a possible alternative underwriting of the Rights Offering.

          In light of these developments the Company amended the terms of the Rights Offering to permit those U.S. Rights Holders and foreign stockholders who have received Subscription Rights Certificates and have exercised their Rights and paid the Subscription Price to the U.S. Subscription Agent to withdraw their subscriptions and request a return of their payments, without interest. Rights Holders who held their Shares and/or Rights in the VPS System were also offered withdrawal rights which had to be exercised in accordance with the provisions of the Supplement to the Norwegian Offering Circular dated 14 October 2008 on file with the Oslo Stock Exchange.
          On October 20, 2008, the Company entered into eight separate amendment agreements (each an “Amendment Agreement”) in terms of which the Company and the Standby Underwriters agreed to amend the terms of the eight Standby Underwriting Agreements. In terms of the Amendment Agreements, each of which is in substantially similar form, the parties agreed that the subscription period for the Rights Offering would be extended from a maximum of four weeks to a maximum of seven weeks .. Save as thereby amended, the Company and the Standby Underwriters agreed that the original Standby Underwriting Agreements remain in full force and effect in accordance with their terms. In accordance with the terms of the Amendment Agreements , the Company further extended the expiration dates of the Rights Offering to November 11, 2008 in Norway and November 21, 2008 in the United States and extended withdrawal rights to U.S .. Rights holders to expire on November 20, 2008.
          Effective October 24, 2008, in connection with the purchase of Glitnir Securities AS, the Manager of the Rights Offering, from its Icelandic parent by its employees and RS Platou Markets AS, the firm changed its name to RS Platou Markets AS. The address, phone number and terms of the manager’s engagement remained the same.
          On November 6, 2008, the Board of Directors of the Company resolved to proceed with the Rights Offering as planned and, to the extent that stockholders do not take up their Rights, to call upon the Standby Underwriters to comply with their underwriting obligations. In the event that any Standby Underwriter fails to comply with its underwriting obligations when called upon to do so, the Company will at that time consider its options and remedies. Regardless , the shares already subscribed for by Rights Holders would be issued according to the previously announced schedule. The Rights Offering expired on November 11, 2008 in Norway and will expire on November 21, 2008 in the United States. The Rights will no longer be excisable in Norway after November  11, 2008 and in the United States after November 21, 2008 and will have no value ..
          On November 7, 2008 the Company filed its Quarterly Report on Form 10-Q.
          On November 10, 2008 the Company issued a second Supplement to the Norwegian Offering Circular which provided Rights Holders who held their Shares and/or Rights in the VPS System with: (i) the Company’s results for the 9 month period ended September 30, 2008; (ii) notification that the Company was proceeding with the Rights Offering; and (iii) withdrawal rights (now expired) which had to be exercised in accordance with the terms of the second Supplement to the Norwegian Offering Circular.
          On November 11, 2008, the Norwegian portion of the Rights Offering expired with subscriptions for 4,691,022 shares of common stock received by the Company for approximately $469,102 in gross proceeds paid on November 14, 2008, the settlement date.
RISK FACTORS
     An investment in our common stock is subject to significant risks and uncertainties which may result in a loss of all or a part of your investment. You should carefully consider the risks described below, as well as the risks described in the Prospectus and all other information contained or incorporated by reference in this Prospectus Supplement and accompanying Prospectus, before investing in our common stock. The risks described below are not the only ones facing the Company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations and adversely affect the price of our shares
The Need for Additional Capital and Its Affect on Continuing Operations
     We need additional capital in the immediate near term if we are to continue current operations. We still do intend raising funding through our Rights Offering. As elsewhere described in the Prospectus and this Prospectus Supplement, the hostilities between Georgia and the Russian Federation and the unprecedented turmoil in global capital markets that have been experienced in recent months, which we understand has prompted the Standby Underwriters to indicate that they may be unable or unwilling to meet their obligations under their Standby Underwriting Agreements, coupled with the recent significant drop in world oil prices in anticipation of a global recession and the recent trading range for our shares of common stock at prices below the exercise price of the Rights, have materially increased the risk that we will be unable to consummate the Rights Offering successfully. Failure to raise significant funds from the Rights Offering will leave the Company in a difficult financial position which it may not be able to resolve quickly, if at all. If the Company is unable to obtain sufficient additional capital in the near term it may have to significantly curtail or cease operations altogether.

Rights Offering and Shares Eligible For Future Sale
          The Company currently has outstanding $4,650,000 in aggregate principal amount of Subordinated Notes of which Notes in the respective aggregate principal amounts of $2,906,250 are held by Ingalls & Snyder and $1,743,750 are held by Penrith Limited. The Company also has outstanding $10,600,000 in aggregate principal amount of 12% Subordinated Notes. The 12% Subordinated Notes are held by Persistency. Both the Subordinated Notes and the 12% Subordinated Notes are convertible, at the Noteholders’ option, into common stock of the Company. Pursuant to the terms of the Notes the conversion price of the Notes, which is currently $1.00 per share, would be re-set upon consummation of the Rights Offering to $0.10 per share, subject to further possible adjustments in accordance with the terms of the Notes. Likewise, pursuant to the terms of warrants to purchase 16,111,000 shares of common stock issued by the Company, the exercise price of the warrants, which is currently $1.00 per share, will also be re-set upon consummation of the Rights Offering to $0.10 per share subject to further possible adjustments in accordance with the terms of the warrants. 5,000,000 of such warrants were issued to Morgan Stanley & Co. for the account of Persistency as compensation for Persistency converting/exchanging, in June 2007, $5 million nominal principal amount of the Subordinated Notes into shares of common stock of Tethys. The remaining 11,111,111 warrants in respect of which the exercise price converts were issued to Ingalls & Snyder (as nominee for the underlying beneficial owners) as compensation in connection with the conversion/exchange, in June 2007, of $10 million nominal principal amount of the Company’s $25 million in aggregate principal amount of Senior Secured Notes due July 25, 2009 (the “Senior Notes”) into shares of Tethys common stock (such Senior Notes have since been repaid by the Company).
          The holders of such Notes and warrants, in aggregate, would currently be entitled to receive a maximum of 36,361,111 shares of common stock upon conversion of their Notes pursuant to the Note conversion price of $1.00 per share and the exercise of the warrants. However, after the Rights Offering, the holders of the Notes and warrants could receive up to a possible maximum of 173,611,111 shares of common stock upon conversion of their Notes and exercise of certain warrants following the re-set of the conversion and exercise prices of the Notes and warrants to $0.10 from $1.00 per share.
          Such shares of common stock issuable to the Note holders are subject to contractual registration rights. Sales of shares of common stock under Rule 144 or pursuant to an effective registration statement could have a material adverse effect on the price of the common stock and could impair our ability to raise additional capital through the sale of our equity securities.
          Additionally, an aggregate of 16,940,000 shares of common stock may become issuable to the Standby Underwriters in lieu of cash commissions from the Company pursuant to their respective Standby Underwriting Agreements, assuming that they are not in breach of their obligations thereunder.
Continuing Tensions Between Georgia and the Russian Federation may Adversely Affect the Company
          The recent hostilities between Georgia and the Russian Federation over the separatist regions of South Ossetia and Abhazia did not interrupt or adversely affect our operations or our ability to market our production from the Ninotsminda Field , however, should military operations resume and extend to the areas in which we operate this could have an adverse effect on our operations or interfere with the methods by which we market our production. Oil production operations, at the present time, continue as normal at the Company’s Ninotsminda Field which is located 35 kilometers to the east of the capital city Tbilisi and over 100 kilometers from South Ossetia. As a precautionary measure, the Company has increased security and the number of personnel on duty at its production sites. In addition, continuing political tensions may adversely affect the Company’s ability to raise additional capital to the extent that the situation dissuades potential investors from investing in the Company or makes the terms of any such investments prohibitively expensive. The Company is closely monitoring the situation and the efforts of the United States, NATO, the European Union and the United Nations to reduce tensions and to restore a degree of normality to the area.
Continued listing on The American Stock Exchange
          In accordance with the requirements of the AMEX, on March 18, 2008, we announced that in respect of the Company’s 2007 audited financial statements, the audit opinion issued in the auditors independent report contained additional explanatory language to the standard audit report in respect of the Company’s ability to continue as a going concern. The independent audit report is contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as amended, and is available at www.sec.gov.

The recent market price of the Company’s common stock on the AMEX, the difficulties encountered by the Company in successfully completing its Rights Offering and its effect on the Company’s ability to meet its pressing need for additional capital may adversely affect the continued listing of the Company’s common stock on the AMEX.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
          This Prospectus Supplement and accompanying Prospectus, including the documents that are incorporated by reference as set forth herein under the section entitled “Documents Incorporated by Reference,” contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”), as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this Prospectus Supplement and accompanying Prospectus, the words “estimate,” “project,” “anticipate,” “expect,” “intend,” “believe,” “hope,” “may” and similar expressions, as well as “will,” “shall,” “could” and other indications of future tense, are intended to identify forward- looking statements. The forward-looking statements are based on our current expectations and speak only as of the date made. These forward-looking statements involve risks, uncertainties and other factors that in some cases have affected our historical results and could cause actual results in the future to differ significantly from the results anticipated in forward-looking statements made in this Prospectus. Important factors that could cause such a difference are discussed in this Prospectus Supplement and accompanying Prospectus, particularly in the sections entitled “Risk Factors.” You are cautioned not to place undue reliance on the forward-looking statements.
          Few of the forward-looking statements in this Prospectus Supplement and accompanying Prospectus, including the documents that are incorporated by reference, deal with matters that are within our unilateral control. Joint venture, acquisition, financing and other agreements and arrangements must be negotiated with independent third parties and, in some cases, must be approved by governmental agencies. These third parties generally have interests that do not coincide with ours and may conflict with our interests. Unless the third parties and we are able to compromise their and our various objectives in a mutually acceptable manner, agreements and arrangements will not be consummated.
          Although we believe our expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others:
•	the market prices of oil and gas;
•	uncertainty of drilling results, reserve estimates and reserve replacement;
•	operating uncertainties and hazards;
•	economic and competitive conditions;
•	natural disasters and other changes in business conditions;
•	inflation rates;
•	legislative and regulatory changes;
•	financial market conditions;
•	accuracy, completeness and veracity of information received from third parties;
•	wars and acts of terrorism or sabotage;
•	political and economic uncertainties of foreign governments; and
•	future business decisions.
          In light of these risks, uncertainties and assumptions, the events anticipated by our forward-looking statements might not occur. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.
USE OF PROCEEDS
          The gross proceeds from the sale of the Underlying Shares offered hereby are estimated to be, in a worst case scenario, as little as $0.8 million based upon the results of the Norwegian portion of the Rights Offering and assuming that the balance of the Rights Offering is only subscribed on a similar percentage basis and that, despite there being firm and unconditional underwriting arrangements in place, all of the Standby Underwriters default completely on their underwriting obligations, but before the Company considers its options and remedies with respect to the defaulting underwriters. The payment of customary fees and expenses of the Rights Offering are estimated to be $1,606,970 and accordingly in the case of the above scenario there would be no net proceeds from the Rights Offering. However, it should be emphasized that the above is a worst case scenario (based on the assumptions outlined). As noted elsewhere, the Company has determined to proceed with the Rights Offering as planned and, to the extent that stockholders do not take up their Rights, to call upon the Standby Underwriters to comply with their underwriting obligations. See “Use of Proceeds” in the Prospectus for a description of the use of proceeds from a fully subscribed Rights Offering. In the event that the Rights Offering generates net proceeds but that those net proceeds are less than the proceeds of a fully underwritten subscribed Rights Offering, management will, once the amount of the net proceeds are known, make an assessment of how to best use those proceeds, having particular regard to the Company’s desire to enhance short term cash flows and to continue with well testing operations at Manavi.
RECENT PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
          CanArgo is listed on the OSE where our stock trades under the symbol “CNR” and also on the AMEX where our common stock trades under the symbol “CNR”. Until April 21, 2004 our common stock traded on the NASDAQ Over The Counter Bulletin Board (“OTCBB”) under the symbol “GUSH.”
          The following table sets forth the high and low sales prices of the common stock on the OSE and the AMEX for the periods indicated. Average daily trading volume on these markets during these periods is also provided. OSE and AMEX data is derived from published financial sources. Sales prices on the OSE were converted from Norwegian kroner into United States dollars on the basis of the daily exchange rate for buying United States dollars with Norwegian kroner announced by the central bank of Norway. Prices in Norwegian kroner are denominated in “NOK.” For historical price verification in Norway please see http://uk.betastreaming.finance.yahoo.com/q/hp?s = CNR.OL and for exchange rate conversion $/NOK for the corresponding dates please see www.oanda.com/convert/fxhistory.

	OSE			AMEX
			Average Daily			Average Daily
	High	Low	Volume	High	Low	Volume

Fiscal Quarter Ended
September 30, 2006	1.58	0.63	7,025,224	1.55	0.62	1,278,022
December 31, 2006	1.63	1.04	2,556,167	1.66	1.05	752,662
March 31, 2007	1.57	0.91	3,672,925	1.42	0.87	683,251
June 30, 2007	1.10	0.69	2,935,388	1.12	0.67	432,919
September 30, 2007	1.03	0.70	2,494,248	1.02	0.73	353,638
December 31, 2007	0.95	0.36	2,321,990	0.95	0.35	396,655
March 31, 2008	0.50	0.29	4,586,744	0.47	0.27	730,345
June 30, 2008	0.34	0.26	3,935,615	0.35	0.26	464,076
September 30, 2008	0.20	0.13	822,018	0.19	0.12	231,514
December 31, 2008 (through November 13, 2008)	0.11	0.07	1,331,869	0.14	0.07	399,216

          On November 13, 2008 the closing price of our common stock on the AMEX and the OSE was $0.09 and NOK 0.62 ($0.09), respectively. On November 13, 2008 one U.S. dollar equaled 7.014 Norwegian kroner.
          On October 2, 2008 the number of holders of record of our common stock was approximately 14,000. We have not paid any cash dividends on our common stock.
Dividend Policy
     We currently intend to retain future earnings, if any, for use in our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. The payment of future dividends, if any, will depend, among other things, on our results of operations and financial condition and on such other factors as our Board of Directors may, in their discretion, consider relevant. In addition, the terms of our outstanding Notes prohibit us from paying dividends and making other distributions.
DILUTION
          As indicated in the Company’s Annual Report on Form 10-K (as amended) incorporated by reference herein and in “Risk Factors” herein and in the Prospectus, we face numerous risks. Among the most significant is our need for additional capital in order to implement our proposed business plan for the rest of 2008 and beyond. It is our belief, however, that the proposed Rights Offering presents the best alternative for stockholders since it permits stockholders to participate in financing our activities on the same basis that a third party financing source could be expected to provide funds to the Company without existing stockholders suffering the same degree of dilution that a third party financing would create. As of November 13, 2008, the closing price per share of the common stock on the AMEX was $0.09. The Subscription Price for shares in the Rights Offering of $0.10 per share represents approximately a 11.1% premium to such market price. Upon completion of the Rights Offering the price at which the Company’s outstanding Notes could, at the Note holders’ option, be converted into shares of common stock would be re-set from $1.00 per share to the Subscription Price of $0.10 per share. Similarly, the exercise price of certain warrants would be re-set from $1.00 to $0.10. This would result in a potential increase in the total number of shares of common stock issuable in connection with the successful completion of the Rights Offering and the conversion of such Notes and the exercise of such warrants from a current issued number of shares of 242,107,390 shares as at November 13, 2008 to 657,825,891 shares of common stock (assuming the Standby Underwriters do not exercise their conditional rights to elect to receive their commission in shares of common stock and assuming the issue of no other shares (for example pursuant to option exercises) other than pursuant to the Rights Offering, the Notes and the warrants) of which 173,611,111 shares would be potentially issuable to the Note holders in aggregate in respect of Notes and the exercise of certain warrants which would represent 26.4% of the shares of common stock issued and outstanding under these assumptions. In the event that all the Standby Underwriters default completely on their underwriting obligations and based upon the results of the Norwegian portion of the Rights Offering and assuming that the balance of the Rights Offering is only subscribed on a similar percentage basis, the shares potentially issuable to the Note holders in aggregate in respect of Notes and the exercise of certain warrants would represent 41.0% of the shares of common stock issued and outstanding under these assumptions.
          See the section in the Prospectus entitled “Dilution” for a description of the Company’s outstanding Subordinated Notes and 12% Subordinated Notes and the maximum number of shares of common stock issuable upon conversion of the Notes and exercised of certain warrants which has not changed.
          The Company determined to conduct a rights offering to existing stockholders, as opposed to a public or private offering to third parties, in an attempt to reduce the potential dilution to existing stockholders that any such offer to third parties would entail, assuming that the Rights Offering is fully subscribed for by stockholders. By way of illustration, our net tangible book value as of September 30, 2008 was approximately $34.6 million, or $0.14 per share of our common stock (based upon an aggregate of 242,107,390 shares outstanding as of September 30, 2008). Net tangible book value per share is equal to our total net tangible book value, which is our total tangible assets less our total liabilities divided by the number of shares of our outstanding common stock. Dilution per share equals the difference between the amount per share paid by purchasers of shares of common stock in the Rights Offering and the pro forma net tangible book value per share of our common stock immediately after the Rights Offering. Based on the subscription price of $0.10 per share and before deducting estimated offering expenses payable by us and the application of the estimated net proceeds from the Rights Offering, our pro forma net tangible book value as of September 30, 2008 would have been approximately $58.8 million, or $0.09 per share based upon an aggregate of 657,825,891 shares of our common stock that would be outstanding following the consummation of the Rights Offering assuming the Rights Offering was fully subscribed and the Standby Underwriters exercised their right to receive their commissions in additional shares of common stock. Based, however, on the results of the Norwegian portion of the Rights Offering and assuming that the balance of the Rights Offering is only subscribed on a similar percentage basis subscribed and that all the Standby Underwriters default completely on their underwriting obligations (and notwithstanding that the underwriting commitments are firm and unconditional and that the Company intends to call on the Standby Underwriters to comply with their underwriting commitments), an aggregate of 418,487,188 shares of our common stock would be outstanding following the consummation of the Rights Offering resulting in a pro forma net tangible book value as of September 30, 2008 of approximately $49.0 million, or $0.12 per share. The immediately following statement assumes no exercise of any outstanding options or warrants or issuances of common stock pursuant to existing contractual arrangements including upon conversion of the Notes and exercise of the Company’s outstanding warrants issued to the 12% Subordinated Note holder. Based on the results of the Norwegian portion of the Rights Offering and assuming that the balance of the Rights Offering is only subscribed on a similar percentage basis and that all the Standby Underwriters default completely on their underwriting obligations (notwithstanding that the underwriting commitments are firm and unconditional and that the Company intends to call on the Standby Underwriters to comply with their underwriting commitments), and that the holders of the Notes and warrants do not exercise conversion of such Notes and warrants, the Rights Offering will result in dilution to stockholders as shown in the table below:

$ per share

Subscription price	$0.10
Net tangible book value per share prior to Rights Offering	$0.14
Increase per share attributable to the Rights Offering	$0.00
Pro forma net tangible book value per share after the Rights Offering	$0.14
Dilution in pro forma net tangible book value per share to purchasers	$0.00

To the extent that the options and warrants with $0.10 exercise prices are exercised or additional shares are issued pursuant to such contractual arrangements and based on the results of the Norwegian portion of the Rights Offering and assuming that the balance of the Rights Offering is only subscribed on a similar percentage basis and that all the Standby Underwriters default completely in their underwriting obligations, there will be dilution to stockholders as shown in the table below:

$ per share

Subscription price	$0.10
Net tangible book value per share prior to Rights Offering	$0.14
Decrease per share attributable to the Rights Offering	($0.02)
Pro forma net tangible book value per share after the Rights Offering	$0.12
Dilution in pro forma net tangible book value per share to purchasers	($0.02)

CAPITALIZATION
          The following table sets forth our capitalization as of September 30, 2008:
•	on an actual basis;

•	based upon the results of the Norwegian portion of the Rights Offering and assuming that the balance of the Rights Offering is only subscribed on a similar percentage basis and assuming the Standby Underwriters default completely in their respective underwriting obligations; and

•	on an adjusted basis;
•	reflect the issuance of 7,768,687 shares of common stock pursuant to the results of the Norwegian portion of the Rights Offering and assuming the balance of the Rights Offering is only subscribed on a similar percentage basis and assuming the Standby Underwriters default completely on their respective underwriting obligations.

•	as further adjusted, assuming the issuance of a further 168,611,111 shares of common stock upon conversion of the outstanding Subordinated Notes, 12% Subordinated Notes and exercise of certain warrants issued by the Company.
          The table should be read in conjunction with our consolidated financial statements and the notes to those financial statements included in the documents incorporated by reference in this prospectus.

	As at September 30, 2008
		As	As Further
	Actual	Adjusted	Adjusted

Cash and equivalents	$2,449,231	$3,226,100	$4,837,211

Debt:
Subordinated Notes(1)	4,650,000	4,650,000	—
12% Subordinated Notes(1)	10,600,000	10,600,000	—
Unamortized debt discount	(2,284,663)	(2,284,663)	—

	12,965,337	12,965,337	—

Stockholders equity:
Common stock, par value $0.10; authorized — 1,000,000,000 shares authorized at September 30, 2008; shares issued, issuable and outstanding — 242,107,390 at September 30, 2008, and 249,876,077 as adjusted pursuant to the results of the Norwegian portion of the Rights Offering and assuming the balance of the Rights Offering is only subscribed on a similar percentage basis and assuming the Standby Underwriters default completely on their respective underwriting obligations, and 418,487,188 as further adjusted by the conversion of the Subordinated and 12% Subordinated Notes and the exercise of certain warrants(2) issued by the Company
	24,212,096	24,988,965	41,850,076
Capital in excess of par value	245,650,775	244,873,906	244,873,906	(3)
Accumulated deficit	(234,591,797)	(235,422,898)	(237,742,071)

Total stockholders’ equity	35,271,074	34,439,973	48,981,911

Total capitalization	$48,236,411	$47,405,310	$48,981,911

(1)	Outstanding principal amounts due September 1, 2009 in respect of the Subordinated Notes and June 28, 2010 in respect of the 12% Subordinated Notes. The Notes are convertible into shares of common stock of the Company. Pursuant to the terms of the Notes the conversion price, which is currently $1.00 per share, would be reset upon consummation of the Rights Offering to $0.10 per share, subject to further possible adjustments in accordance with the terms of the Notes.

(2)	The Company has outstanding 21,111,111 warrants to purchase shares of common stock. Pursuant to the terms of 16,111,111 of these warrants, the exercise price of the warrants, which is currently set at $1.00 per share, would be re-set to $0.10 per share subject to further possible adjustments in accordance with the terms of the warrants.

(3)	Excludes any expense related to the fair value measurement of the change in exercise price of warrants and debt from $1.00 per share to $0.10 per share.

THE AMENDED RIGHTS OFFERING
          The following description of the Rights Offering amends and is in addition to, the description of the Rights Offering in the Prospectus and should be read together with the disclosure set forth in the Prospectus commencing on page 30.
The Rights
     The Company is hereby issuing Rights to each holder of record of common stock (“Record Date Holder”) as of 5:00 p.m., U.S. Eastern time on October 2, 2008 (the “Record Date”) at no charge to such Record Date Holder. The Company is issuing one Right for each share of common stock held on the Record Date. Each Right will entitle the Rights Holder to subscribe for one (1) share of common stock. The Rights will be evidenced by transferable Subscription Rights Certificates, which are being issued to each Record Date Holder contemporaneously with the delivery of the Prospectus and Instructions as to Use of Subscription Rights Certificates (the “Instructions”). Stockholders who hold their shares through the book entry system maintained by DTC will have their accounts credited with the appropriate number of Rights in lieu of physical delivery of Subscription Rights Certificates. The Rights Offering, which has been underwritten by the Standby Underwriters as to 242,000,000 shares, may, as a result of the possible default by the Standby Underwriters of their underwriting obligations, not be fully subscribed. At this time the Company does not know whether all or a portion of the underwriting commitments will be satisfied. If any Standby Underwriter defaults in its obligations, the Company intends to evaluate its potential remedies at that time and to act accordingly. Based upon the results of the Norwegian portion of the Rights Offering which expired on November 11, 2008 with subscriptions for 4,691,022 shares of common stock received by the Company for approximately $469,102 in gross proceeds paid on the Norwegian settlement date of November 14, 2008, and assuming that the balance of the Rights Offering will be only subscribed on a similar percentage basis and that all the Standby Underwriters default completely on their underwriting obligations (notwithstanding that the underwriting commitments are firm and unconditional and that the Company intends to call on the Standby Underwriters to comply with their underwriting obligations), the total number of shares obtainable pursuant to the exercise of the Rights will be approximately 7,768,687 million and the maximum gross proceeds before expenses of the Rights Offering will be approximately $0.8 million. See “Use of Proceeds” for a description of the use of the proceeds from the Rights Offering. The maximum of 16,940,000 shares that could have been issued by the Company in the event that the Standby Underwriters exercised in full their conditional right to elect to receive their commission in shares in lieu of cash (which would have increased the net proceeds of the Rights Offering to the Company by correspondingly reducing the cash payable to the Standby Underwriters in respect of their commission) assuming that they met their underwriting obligations, will not be issued in case of any such default.
Divisibility of Subscription Rights Certificates
     U.S. Record Date Holders may request that the U.S. Subscription Agent divide their Subscription Rights Certificate into transferable parts — for instance, if you are the record holder for a number of beneficial holders of our common stock or, if you desire to do so, to transfer a portion of your Rights. In such case you should contact the U.S. Subscription Agent who will provide you with the appropriate forms and information to effect such subdivision. The U.S. Subscription Agent will only facilitate subdivisions or transfers of Subscription Rights Certificates until 5:00 p.m., U.S. Eastern time, on November 18, 2008, three business days prior to the scheduled November 21, 2008 U.S. Expiration Time. Accordingly, you should provide sufficient time to effect any such subdivision and to permit any transferee sufficient time to exercise any such transferred Rights.

Expiration and Extensions of the Rights Offering
     U.S. Rights holders may exercise their Rights at any time before 4:00 p.m., U.S. Eastern time, on November 21, 2008, the scheduled U.S. Expiration Time for the Rights Offering. Their Subscription Rights Certificates, together with full payment of the Subscription Price, must be received by the U.S. Subscription Agent on or prior to the U.S. Expiration Time of the Rights Offering. If you use the mail, we recommend that you use insured, registered mail, return receipt requested. If you are a U.S. Rights holder and you cannot deliver your Subscription Rights Certificate to the U.S. Subscription Agent on time, you may follow the guaranteed delivery procedures described in the Prospectus under “Guaranteed Delivery Procedures.”
     We have the option to extend the Rights Offering and the period for exercising your Rights for any reason, including if we determine that changes in the market price of our common stock warrant an extension or if we decide to give investors more time to exercise their Rights in the Rights Offering, subject to the consent of the Standby Underwriters if the Rights Offering is extended beyond seven weeks in length, although we do not presently intend to do so. If we elect to extend the U.S. Expiration Time of the Rights Offering, we will give oral or written notice to the U.S. Subscription Agent, no later than 11:30 a.m., U.S. Eastern time on the business day prior to the date of the most recently announced U.S. Expiration Time. All dates applicable to this Rights Offering contained in this Prospectus Supplement assume a U.S. Expiration Time of 4:00 p.m., U.S. Eastern time on November 21, 2008, the rescheduled U.S. expiration date .. If we determine to extend the Rights Offering and the period for exercising your Rights, in the press release announcing the extension, we will also update all such dates.
     If you do not exercise your Rights before the scheduled U.S. Expiration Time of the Rights Offering, your unexercised Rights will expire at the U.S. Expiration Time and be void and no longer exercisable. We will not be obligated to honor your exercise of Rights if the U.S. Subscription Agent receives the documents relating to your exercise after the U.S. Expiration Time of this Rights Offering, regardless of when you transmitted the documents, except if you are entitled to use and have timely transmitted the documents under the guaranteed delivery procedures described in the Prospectus under “Guaranteed Delivery Procedures.”
Withdrawal Rights
          Those U.S. Rights Holders and foreign stockholders who have received Subscription Rights Certificates and have exercised their Rights and paid the Subscription Price to the U.S. Subscription Agent have the right to withdraw their subscriptions and request a return of their payments, without interest. Such withdrawals must be made in writing and delivered by hand or overnight courier or mailed by first class mail, postage prepaid, or delivered by facsimile to the U.S. Subscription Agent provided that such withdrawals are received by the U.S. Subscription Agent no later than 5:30 p.m. U.S. Eastern time on November 20, 2008 , at:
Computershare
250 Royall Street
Canton, MA 02021
Facsimile Number ((303) 262-0609)
     Your Rights will not be considered exercised unless the U.S. Subscription Agent actually receives from you, your broker, custodian bank or other nominee , as the case may be, all of the required documents and your full Subscription Price payment prior to the U.S. Expiration Time of the Rights Offering (currently scheduled to be 4:00 p.m. U.S. Eastern time on November 21, 2008, except if you are a U.S. Rights Holder and you timely transmit the documents under the guaranteed delivery procedures described in the Prospectus under “The Rights Offering — Guaranteed Delivery Procedures.”

Beneficial Owners
     If you are a beneficial owner of shares of our common stock on the Record Date for this Rights Offering or will receive your Rights through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of this Rights Offering. If you wish to exercise or sell your Rights, you may have your broker, custodian bank or other nominee act for you.
     To indicate your decision to exercise your Rights, and if you are a U.S. Rights Holder (or a resident of certain Canadian provinces), you should complete and return to your broker, custodian bank or other nominee the form entitled “Beneficial Owner Election Form” or other comparable form supplied by such broker, custodian bank or other nominee that it will be received by 5:00 p.m., U.S. Eastern time, on November 20, 2008, the last business day prior to the scheduled November 21, 2008 U.S. Expiration Time of this Rights Offering. To indicate your decision to sell your Rights, you should complete and return to your broker, custodian bank or other nominee the form entitled “Beneficial Owner Election Form” or other such comparable form supplied by such broker, custodian bank or other nominee that it will be received well in advance of 5:00 p.m., U.S. Eastern time, on November 20, 2008, the last business day prior to the scheduled November 20, 2008 U.S. Expiration Time of this Rights Offering. You should receive this or a comparable form from your broker, custodian bank or other nominee with the other Rights Offering materials. If you wish to obtain a separate Subscription Rights Certificate, you should contact your broker, custodian bank or other nominee as soon as possible and request that a separate Subscription Rights Certificate be issued to you. You should contact your broker, custodian bank or other nominee if you do not receive this form, but you believe you are entitled to participate in this Rights Offering. We are not responsible if you do not receive the form from your broker, custodian bank or nominee or if you receive it without sufficient time to respond.
Questions About Exercising or Selling Subscription Rights
     Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of the Prospectus and this Prospectus Supplement, the Instructions or the Notice of Guaranteed Delivery should be directed to the U.S. Subscription Agent to 350 Indiana Street, Suite 800, Golden, CO 8040 (telephone (303) 262-0600).
Revocable Subscriptions
     As set forth above in “— Withdrawal Rights”, you may withdraw your subscription and receive your subscription payment, without interest, provided that such withdrawals are received by the U.S. Subscription Agent no later than 5:30 p.m. U.S. Eastern time on November 20, 2008.
Exercising a Portion of Your Subscription Rights
     If you are a U.S. Rights Holder and you subscribe for fewer than all of the shares of our common stock represented by your Subscription Rights Certificate, if time permits, you will receive from the U.S. Subscription Agent a new Subscription Rights Certificate representing your unexercised Rights and you may then subsequently exercise or sell your unexercised Rights. See “— Methods for Transferring and Selling Subscription Rights”, below. Alternatively, you may transfer a portion of your Rights and if time permits, you will receive from the U.S. Subscription Agent a new Subscription Rights Certificate representing the Rights that you did not transfer. However, the U.S. Subscription Agent will only facilitate subdivisions or transfers of Subscription Rights Certificates until 5:00 p.m., U.S. Eastern time, on November 18, 2008, three business days prior to 4:00 p.m., U.S. Eastern time, on November 21, 2008, the scheduled U.S. Expiration Time of this Rights Offering. See “— Foreign and Other Stockholders” below if you are a foreign registered stockholder and you wish to subdivide or transfer your Rights. We will not issue any Subscription Rights Certificates for unexercised Rights after the U.S. Expiration Time of this Rights Offering.

Methods for Transferring and Selling Subscription Rights
     We have been advised by the AMEX that the Rights will be traded on the AMEX under the symbol “CNR.RT” until 4:00 p.m., U.S. Eastern time, on November 20, 2008, the last business day prior to the U.S. Expiration Time, on the AMEX. The rights ceased trading on the OSE on November 11, 2008, the expiration date for the Norwegian portion of the Rights Offering.
     You may sell your Rights by contacting your broker or the institution through which you hold your securities. In addition, you may sell your Rights through one of the Subscription Agents as described below. The U.S. Subscription Agent will facilitate sales, subdivisions or transfers of the Rights until 5:00 p.m., U.S. Eastern time, on November 18, 2008, three business days prior to the scheduled November 21, 2008 U.S. Expiration Time. We cannot assure you that a trading market for the Rights will remain available throughout the subscription period. We also cannot assure you of the price at which the Rights will trade, if at all. If you do not exercise your Rights by the U.S. Expiration Time, your Rights will expire and will be void and no longer exercisable. See “— General Considerations Regarding the Partial Exercise, Transfer or Sale of Subscription Rights” below.
     Transfer of Subscription Rights. Persons receiving Subscription Rights Certificates may transfer Rights in whole by endorsing the Subscription Rights Certificate for transfer. Please follow the instructions for transfer included in the information sent to you with your Subscription Rights Certificate. If you wish to transfer only a portion of the Rights, you must deliver your properly endorsed Subscription Rights Certificate to the U.S. Subscription Agent before 5:00 p.m., U.S. Eastern time, on November 18, 2008, three business days prior to the scheduled U.S. Expiration Time, as the U.S. Subscription Agent will only facilitate subdivisions or transfers of the physical Subscription Rights Certificates until such date and time. With your Subscription Rights Certificate, you should include instructions to register such portion of the Rights evidenced thereby in the name of the transferee (and to issue a new Subscription Rights Certificate to the transferee evidencing such transferred Rights). You may only transfer whole Rights and not fractions of a Right. If there is sufficient time before the expiration of this Rights Offering, the U.S. Subscription Agent will send you a new Subscription Rights Certificate evidencing the balance of your Rights that you did not transfer to the transferee. You may also instruct the U.S. Subscription Agent to send the Subscription Rights Certificate to one or more additional transferees. If you wish to sell your remaining Rights, you may request that the U.S. Subscription Agent send you certificates representing your remaining Rights so that you may sell them through your broker or dealer. If you are a record holder of a Subscription Rights Certificate, you may sell your Rights through the U.S. Subscription Agent.
     If you are a U.S. Rights Holder and you wish to transfer all or a portion of your Rights, you must provide transfer instructions to the U.S. Subscription Agent by 5:00 p.m., U.S. Eastern time, on November 18, 2008, three business days prior to the November 21, 2008 U.S. expiration date, in order to allow a sufficient amount of time prior to the U.S. Expiration Time, for the U.S. Subscription Agent to:
•	receive and process your transfer instructions; and

•	issue and transmit a new Subscription Rights Certificate to your transferee or transferees with respect to transferred Rights, and to you with respect to any Rights you retained.
     If you wish to transfer your Rights to any person other than an eligible guarantor institution, the signatures on your Subscription Rights Certificate must be guaranteed by an eligible guarantor institution.
     Sales of Subscription Rights Through the U.S. Subscription Agent. If you hold a Subscription Rights Certificate and choose not to sell your Rights through your broker or dealer, you may choose to sell your Rights through the U.S. Subscription Agent. If you wish to have the U.S. Subscription Agent seek to sell your Rights, you must deliver your properly executed Subscription Rights Certificate, with appropriate instructions, to the U.S. Subscription Agent by 5:00 p.m., U.S. Eastern time, on November 18, 2008, three business days prior to the scheduled November 21, 2008 U.S. expiration date. If you want the U.S. Subscription Agent to seek to sell only a portion of your Rights, you must send the U.S. Subscription Agent instructions setting forth what you would like to sell along with your Subscription Rights Certificate by 5:00 p.m., U.S. Eastern time, on November 18, 2008, three business days prior to the scheduled

November 21, 2008 U.S. expiration date. The deadline to sell your Rights is subject to extension if we extend the U.S. Expiration Time. If there is sufficient time before the U.S. Expiration Time, the U.S. Subscription Agent will send you a new Subscription Rights Certificate evidencing the balance of your Rights that you did not sell. If the Subscription Agent cannot sell your Rights by 5:00 p.m. U.S. Eastern time, on November 20, 2008, the U.S. Subscription Agent will hold your Subscription Rights Certificate for pick up by you at the U.S. Subscription Agent’s hand delivery address provided above OR mail back to you the Subscription Rights Certificate representing the unsold Rights.
     Foreign registered stockholders should see “— Foreign and Other Stockholders” for a description of the procedures they should use if they wish to sell or transfer their Rights.
     If you are a U.S. Rights Holder and you sell your Rights through your broker, custodian bank or other nominee, you must deliver your order to sell to your broker, custodian bank or other nominee such that it will be actually received well in advance of 5:00 p.m., U.S. Eastern time, on November 20, 2008, the last business day prior to the scheduled November 21, 2008 U.S. expiration date. You may receive a different amount of proceeds than if you sell the same amount of Rights through the Subscription Agent. If you sell your Rights through your broker, custodian bank or other nominee instead of the U.S. Subscription Agent, your sales proceeds will be the actual sales price of your Rights less any applicable brokers commission, taxes or other fees, rather than the weighted average net sale price of all Rights sold by the U.S. Subscription Agent on the relevant date described above.
     General Considerations Regarding the Partial Exercise, Transfer or Sale of Subscription Rights. The amount of time needed by your transferee to exercise or sell its Rights depends upon the method by which you, as the transferor, deliver the Subscription Rights Certificates, the method of payment made by your transferee and the number of transactions that you instruct the U.S. Subscription Agent to effect. You should also allow up to ten business days for your transferee to exercise or sell the Rights that you transferred to it. Neither we nor the U.S. Subscription Agent will be liable to a transferee or transferor of Rights if Subscription Rights Certificates or any other required documents are not received in time for exercise or sale prior to the Expiration Time.
     Persons receiving Subscription Rights Certificates will receive a new Subscription Rights Certificate upon a partial exercise, transfer or sale of Rights only if the U.S. Subscription Agent receives your properly endorsed Subscription Rights Certificate no later than 5:00 p.m., U.S. Eastern time, on November 18, 2008, three business days before the scheduled November 21, 2008 U.S. expiration date. The U.S. Subscription Agent will not issue a new Subscription Rights Certificate if your Subscription Rights Certificate is received after that time and date. If your instructions and Subscription Rights Certificate are received by the U.S. Subscription Agent after that time and date, you will not receive a new Subscription Rights Certificate and therefore will not be able to sell or exercise your remaining Rights. You are responsible for all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of your Rights, except that we will pay certain fees of the manager and Subscription Agents associated with this Rights Offering.
     If you do not exercise your Rights by the U.S. Expiration Time, your Rights will expire and will be void and no longer exercisable.
Foreign and Other Stockholders
     We will not mail Subscription Rights Certificates to stockholders with addresses that are outside the United States (other than in the provinces of Alberta, British Columbia, Ontario, Saskatchewan, Quebec, Nova Scotia, New Brunswick, Manitoba, Newfoundland and Labrador, Canada) or that have an army post office or fleet post office address. The U.S. Subscription Agent will hold these Subscription Rights Certificates for their account. If you have an address outside the U.S. (other than in the aforementioned Canadian provinces) or an army post office or a fleet post office address, to exercise your Rights, you must notify the U.S. Subscription Agent before 5:00 p.m., U.S. Eastern time, on November 18, 2008, three business days prior to the U.S. expiration date of the Rights Offering, and, with respect to holders whose addresses are outside the U.S., they must provide evidence satisfactory to us, such as a legal opinion from local counsel, that it is lawful for them to receive and exercise their Rights under applicable law.

No Recommendation
     An investment in shares of our common stock and any sale of Rights must be made according to each investor’s evaluation of its own best interests and after considering all of the information in this Prospectus Supplement and accompanying Prospectus, including (i) the risk factors under the heading “Risk Factors” beginning on page 12 of the Prospectus and page 10 of this Prospectus Supplement, including the risks relating to this Rights Offering and the risks relating to the Company and an investment in our common stock and (ii) all of the other information incorporated by reference in this Prospectus Supplement and accompanying Prospectus.
     Neither we, nor the manager, RS Platou Markets AS, nor any of the Standby Underwriters, nor the U.S. Subscription Agent, are making any recommendations as to whether or not you should sell, exercise or let lapse your Rights.
Shares of Common Stock Outstanding After this Rights Offering
     Based on the 242,107,390 shares of our common stock outstanding as of 5:00 p.m., U.S. Eastern time, on October 2, 2008, the Record Date of the Rights Offering, assuming no options or other derivative securities of the Company are exercised or converted prior to the expiration of this Rights Offering and based upon the results of the Norwegian portion of the Rights Offering and assuming the balance of the Rights Offering is only subscribed on a similar percentage basis and that the Standby Underwriters default in their underwriting obligations (notwithstanding that the underwriting commitments are firm and unconditional and that the Company intends to call on the Standby Underwriters to comply with their underwriting obligations), approximately 249,876,077 shares of our common stock will be issued and outstanding after the consummation of the Rights Offering, an increase in the number of outstanding shares of our common stock of approximately 3.2%.
Standby Underwriting Commitments
     The Prospectus in the sections entitled “The Rights Offering — Standby Underwriting Commitments” and “Standby Underwriting and Plan of Distribution” describe the details and terms and conditions of the Standby Underwriting Agreements and the obligations of the Standby Underwriters. As described in “Recent Developments” herein the Company has been advised that the Standby Underwriters may be unable or unwilling to fulfill their obligations under their respective Standby Underwriting Agreements. If and when any such Standby Underwriters fail to meet their obligations the Company shall evaluate its rights and available remedies.
Effects of Rights Offering on Ownership of Certain Beneficial Owners and Management
     The following table sets forth certain information as of November 13, 2008 (except as noted otherwise) regarding ownership of each class of the Company’s equity securities by:
•	each director of the Company and each named executive officer of the Company named in the Summary Compensation Table set forth in the Company’s definitive proxy statement filed on June 18, 2008 in connection with the annual meeting of stockholders held on July 18, 2008;

•	all directors and executive officers of the Company as a group; and

•	each person known by the Company to be the beneficial owner of more than 5% of the Company’s equity securities.
     The table sets forth the potential effects of this rights offering on such beneficial ownership, (1) based upon the results of the Norwegian portion of the Rights Offering and assuming (2) the balance of the Rights Offering is only subscribed on a similar percentage basis and (3) the Standby Underwriters completely fail to satisfy their commitments pursuant to the Standby Underwriter Agreements.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percentage of Class based on the results of the Norwegian portion of the Rights Offering and the balance of the Rights Offering is only subscribed on a similar percentage basis and the Standby Underwriters completely fail to satisfy their commitments pursuant to the Standby Underwriter Agreements		Percentage of Class if the Standby Underwriters Purchase the Maximum Amount of Common Stock Pursuant to the Standby Underwriter Agreements

Non-Employee Directors
Russ Hammond	430,000	(1)	*		*
Michael Ayre	760,000	(2)	*		*
Anthony Perry	—	(3)	*		*
Named Executive Officers
Vincent McDonnell	1,960,000	(4)	*		*
Jeffrey Wilkins	656,000	(5)	*		*
All Directors and Executive Officers as a Group (5 persons)	3,756,000	(6)	*		*
Security Ownership of More Than 5% Shareholders
Persistency P.O. Box 309 Ugland House South Church Street George Town Cayman Islands British West Indies	15,600,000	(7)	6.24	%(11)	3.22	%(11)
Persistency Capital, LLC 850 7th Avenue Suite 701 New York New York 10019 U.S.A.	15,600,000	(8)	6.24	%(11)	3.22	%(11)
Andrew Morris c/o Persistency Capital, LLC 850 7th Avenue Suite 701 New York New York 10019 U.S.A.	15,600,000	(9)	6.24	%(11)	3.22	%(11)
BlackRock, Inc. 40 East 52nd Street New York NY 10022	21,692,200	(10)	8.68	%(11)	4.48	%(11)

*	Less 1%

(1)	Includes 330,000 shares underlying presently exercisable options. Does not include 190,000 shares subject to unexercised stock options awarded to Mr. Julian Hammond, a former employee of the Company and Mr. Russ Hammond’s son. Mr. Hammond disclaims ownership of his son’s shares.

(2)	Includes 580,000 shares underlying presently exercisable options.

(3)	Mr. Perry was elected to the Board on April 1, 2008.

(4)	Includes 1,560,000 shares underlying presently exercisable options.

(5)	Includes 596,000 shares underlying presently exercisable options.

(6)	Includes 2,966,000 shares underlying presently exercisable options held by directors and executive officers as a group.

(7)	Security ownership information for the beneficial owner is taken from the Form 4 dated July 27, 2008.

(8)	Security ownership information for the beneficial owner is taken from the Form 4 dated July 27, 2008.

(9)	Security ownership information for the beneficial owner is taken from the Form 4 dated July 27, 2008.

(10)	Security ownership information for the beneficial owner is taken from the Form 13G/A filed on February 8, 2008.

(11)	The Class represents Common Stock outstanding as at April, 18, 2008. This excludes any convertible shares and warrants attached to outstanding convertible loans at this date although these shares are included in Forms 13G filed by convertible note-holders.
STANDBY UNDERWRITING AND PLAN OF DISTRIBUTION
     The sections in the Prospectus entitled “The Rights Offering — Standby Underwriting Commitments” and “Standby Underwriting and Plan of Distribution” describe the details and terms and conditions of the Standby Underwriting Agreements and the obligations of the Standby Underwriters and assume that the Standby Underwriters fulfill their respective underwriting commitments. As described in greater detail in “Recent Developments” herein, the Company has been notified that all or some of the Standby Underwriters may be unable or unwilling to fulfill such commitments. As elsewhere described herein if such Standby Underwriters default in their obligations the Company will face serious financial difficulties. If the Standby Underwriters default in the performance of such obligations the Company will evaluate its rights and available remedies and may pursue legal action to enforce its rights under the Standby Underwriting Agreements or settle its claims against the Standby Underwriters bearing in mind the costs of litigation. Accordingly, U.S. Rights Holders should consider the possibility that the Rights Offering will not be underwritten with the attendant result that the Company will not realize the amount it expected to realize when it commenced the Rights Offering on October 6, 2008. The possible effect of such diminished proceeds from the Rights Offering is discussed in “Use of Proceeds” herein.
The Manager
     We had previously engaged Glitnir Securities AS to act as the manager and to provide the Company with financial advice and assistance in connection with the Rights Offering as described in greater detail in the Prospectus in the section entitled “Standby Underwriting and Plan of Distribution — The Manager”. Effective October 24, 2008, Glitnir Securities AS was purchased by its employees and RS Platou Markets AS from its Icelandic parent. In connection with such purchase the manager’s name was changed to RS Platou Markets AS. The manager ’s address and phone numbers as well as the terms and conditions of its engagement by the Company remain unaffected by such change in ownership.
     We estimate that our total expenses of this Offering, excluding underwriting commissions, will be approximately $1,607,970.
DOCUMENTS INCORPORATED BY REFERENCE
     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering of securities has been completed:
•	Annual Report on Form 10-K for the year ended December 31, 2007, as amended;

•	Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2008, June 30, 2008 and September 30, 2008;

•	The description of CanArgo’s common stock contained in Form 8-A/12B dated April 19, 2004;

•	Definitive Proxy Materials filed on June 18, 2008; and

•	Current Reports on Form 8-K filed on January 8, 2008, February 11, 2008, February 14, 2008, March 6, 2008, March 28, 2008, April 28, 2008, June 3 and 16, 2008, July 7, 21, and July 25, 2008, August 11, 2008, October 13, 14, 15 and 20, 2008 and November 10, 2008.
     We will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus Supplement is delivered, upon written or verbal request, a copy of the foregoing documents. Written or telephone requests for such copies should be directed to the Corporate Secretary, CanArgo Energy Corporation, PO Box 291, St Peter Port, Guernsey, GY1 3RR, British Isles, +(44) 1481 729 980.
     You should rely only on the information contained in this prospectus and any supplement. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. This prospectus is not an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in or incorporated by reference in this Prospectus Supplement and accompanying Prospectus and any further supplement is accurate as of its date only. Our business , financial condition, results of operations and prospects may have changed since that date.

CANARGO ENERGY CORPORATION
Subscription Rights to Purchase
242,107,390 Shares
of
Common Stock
PROSPECTUS SUPPLEMENT
November 18, 2008
Until December 29, 2008 all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.